Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell ADSs (as defined below) of High Templar Tech Limited. The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), the related Letter of Transmittal (as defined below), other related materials and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of ADSs in any jurisdiction or in any circumstances in which the making or acceptance of offers to sell ADSs would not be in compliance with applicable law, provided that High Templar Tech Limited will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. In any jurisdiction where the securities or blue sky laws require the Offer be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of High Templar Tech Limited by the Dealer Manager (as defined below) or one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

High Templar Tech Limited

Up to 39,000,000 of its American Depositary Shares at a Cash Purchase Price Not More than US$3.20 per ADS Nor Less than US$2.80 per ADS

High Templar Tech Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company,” “we,” “our” or “us”), is offering to purchase up to 39 million American Depositary Shares (the “ADSs”) of the Company, each representing one Class A ordinary share, par value US$0.0001 per share, at a price calculated as described herein and in the Offer to Purchase (as defined below) that is not greater than US$3.20 nor less than US$2.80 per ADS to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 26, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and in other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Offer”). The description of the Offer herein is only a summary and is qualified by the terms and conditions of the Offer set forth in the Offer to Purchase, the Letter of Transmittal and other related materials.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 24, 2026, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned on the receipt of financing or any minimum number of ADSs being tendered. The Offer is, however, subject to certain other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, we will determine a single per ADS price (the “Purchase Price”) that we will pay for ADSs properly tendered and not properly withdrawn, taking into account the total number of ADSs tendered and the prices specified, or deemed specified, by tendering securityholders. The Purchase Price will be the lowest price per ADS (in increments of US$0.05) of not less than US$2.80 and not greater than US$3.20 that will enable us to purchase the number of ADSs sought in the Offer or, if a lesser number of ADSs is properly tendered, all ADSs that are properly tendered and not properly withdrawn. All ADSs acquired in the Offer will be acquired at the Purchase Price, including those ADSs tendered at a price lower than the Purchase Price. However, because of the “Odd Lot” priority, proration and conditional tender provisions described in the Offer to Purchase, fewer than all of the ADSs tendered at or below the Purchase Price may be purchased if more than the number of ADSs the Company seeks are properly tendered and not properly withdrawn. ADSs tendered but not purchased in the Offer will be returned to the tendering securityholders at the Company’s expense promptly after the Expiration Date.

If any tendered ADSs are not purchased in the Offer or are properly withdrawn before the Expiration Date, or if less than all ADSs evidenced by a securityholder’s American Depositary Receipts (“ADRs”) are tendered, certificates for ADSs not purchased in the Offer will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the ADSs, or, in the case of ADSs tendered by book-entry transfer at The Depository Trust Company (the “Book-Entry Transfer Facility”), the ADSs will be credited to the appropriate account maintained by the tendering securityholder at the Book-Entry Transfer Facility, in each case without expense to the securityholder.

In the event that more than 39 million ADSs are properly tendered in the Offer, we may exercise our right to increase the number of ADSs sought in the Offer by an amount not exceeding 2% of our outstanding ADSs without extending the Expiration Date. We also expressly reserve the right, in our sole discretion, to amend the Offer to purchase additional ADSs, subject to applicable law.

As of March 31, 2026, we had 91,792,332 Class A Ordinary Shares represented by ADSs and 63,491,172 Class B ordinary shares issued and outstanding, excluding (i) ordinary shares represented by ADSs repurchased by the Company which remain in issue and registered in the name of Deutsche Bank Trust Company Americas, the Company’s ADS depositary, (ii) ordinary shares issuable upon the exercise of outstanding share options and (iii) ordinary shares reserved for future issuance under our share incentive plan. No Class B Ordinary Shares will be tendered or purchased in the Offer and Qufenqi Holding Limited is the only shareholder of record of such shares. If the Offer is fully subscribed, it would represent approximately 42.5% of our outstanding ADSs. The ADSs are listed and traded on the New York Stock Exchange (“NYSE”) under the trading symbol “HTT.” On May 22, 2026, the last reported sale price of the ADSs on NYSE was US$2.44 per ADS. Shareholders are urged to obtain current market quotations for the ADSs before deciding whether and at what purchase price or purchase prices to tender their ADSs.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time and subject to applicable laws, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any ADSs by giving oral or written notice of such extension to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled or announced Expiration Date. The Offer will expire at 5:00 p.m., New York City time, on June 24, 2026, unless the Offer is terminated or the Company exercises its right to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for them to instruct it to accept the Offer on their behalf. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owners must take action in order to participate in the Offer.

In accordance with the instructions to the Letter of Transmittal, securityholders desiring to tender ADSs must either (i) specify that they are willing to sell their ADSs to us at the Purchase Price (which could result in the tendering securityholder receiving a purchase price per ADS as low as US$2.80, the low end of the price range in the Offer, less any applicable withholding taxes and without interest) or (ii) specify the price or prices, not greater than US$3.20 nor less than US$2.80 per ADS, at which they are willing to sell their ADSs to us pursuant to the Offer. See the Offer to Purchase for recent sales prices for the ADSs.

Shareholders wishing to tender ADSs must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal. Generally, for ADSs to be properly tendered pursuant to the Offer, confirmation of receipt of such ADSs pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase.

In the event that more than 39 million ADSs (or such greater number of ADSs as we may elect to purchase, subject to applicable law) are properly tendered at or below the Purchase Price and not properly withdrawn, we will accept ADSs for purchase in the following order of priority:

•	first, we will purchase Odd Lots (as defined in the Offer to Purchase) of fewer than 100 ADSs at the Purchase Price from securityholders who validly tender all of their ADSs at or below the Purchase Price (including ADSs tendered by Purchase Price Tender (as defined in the Offer to Purchase)) and who do not validly withdraw them before the Expiration Date (tenders of less than all of the ADSs owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference);

•	second, after purchasing all Odd Lots that were validly tendered at or below the Purchase Price (including ADSs tendered by Purchase Price Tender), subject to the conditional tender provisions (whereby a holder may specify a minimum number of such holder’s ADSs that must be purchased if any such ADSs are purchased), we will purchase ADSs at the Purchase Price from all other securityholders who validly tender ADSs at or below the Purchase Price (including ADSs tendered by Purchase Price Tender) and who do not validly withdraw them before the Expiration Date (except for securityholders who tendered ADSs conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional ADSs, until we have acquired the number of ADSs that we have offered to purchase; and

•	third, only if necessary to permit us to purchase the number of ADSs that we have offered to purchase, we will purchase ADSs at the Purchase Price from securityholders who have validly tendered ADSs at or below the Purchase Price (including ADSs tendered by Purchase Price Tender) conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, securityholders whose ADSs are conditionally tendered must have validly tendered all of their ADSs at or below the Purchase Price and not validly withdrawn them before the Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore be deemed to have purchased), subject to the “Odd Lot” priority, proration and conditional tender provisions of the Offer, ADSs that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the ADSs for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will accept for payment and pay a single per ADS purchase price for all of the ADSs accepted for payment in accordance with the Offer. In all cases, payment for ADSs properly tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) ADRs evidencing ADSs or a timely confirmation of a book-entry transfer of ADSs into the Depositary’s account at DTC; (ii) a properly completed and duly executed Letter of Transmittal or an Agent’s Message in the case of book-entry transfer; and (iii) any other documents required by the Letter of Transmittal.

In the event of proration, the Depositary will determine the proration for each securityholder tendering ADSs and pay for those tendered ADSs accepted for payment as promptly as practicable after the Expiration Date and guaranteed delivery period. However, we expect that we will not be able to announce the final results of any proration or commence payment for any ADSs purchased pursuant to the Offer until at least three business days after the Expiration Date. ADSs tendered and not purchased, including all ADSs tendered at prices in excess of the Purchase Price and ADSs not purchased due to Odd Lot priority, proration or conditional tenders, in the case of ADSs tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who delivered the ADSs, to the tendering securityholder promptly after the expiration or termination of the Offer at our expense.

ADSs previously tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date, pursuant to the procedures we describe below. If, following the Expiration Date, we have not accepted for payment the ADSs you have tendered to us by 11:59 P.M., New York City time, on July 22, 2026, the 40th business day from the commencement of the Offer, you may also withdraw your ADSs at any time thereafter.

If you are a registered holder of ADSs, for a withdrawal to be effective, a notice of withdrawal, in written form, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering securityholder, the number of ADSs to be withdrawn and the name of the registered holder of the ADSs. If ADSs have been tendered pursuant to the procedures for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn ADSs and must otherwise comply with the Book-Entry Transfer Facility’s procedures. If a securityholder has used more than one Letter of Transmittal or has otherwise tendered ADSs in more than one group of ADSs, the securityholder may withdraw ADSs using either separate written notices of withdrawal or a combined written notice of withdrawal, so long as the information specified above is included.

We will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in our sole discretion, which determination will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. Neither we nor Deutsche Bank Securities Inc., as the dealer manager for the Offer (the “Dealer Manager”), the Depositary, D.F. King & Co., Inc., as the information agent for the Offer (the “Information Agent”), or any other person will be obligated to give notice of any defects or irregularities in any tender or notice of withdrawal, nor will any of the foregoing incur liability for failure to give any such notification. Withdrawals may not be rescinded, and any ADSs properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn ADSs may be re-tendered before the Expiration Date by again following one of the procedures described in the Offer to Purchase. If we extend the Offer, are delayed in our purchase of ADSs or are unable to purchase ADSs pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered ADSs on our behalf, and the ADSs may not be withdrawn except to the extent tendering securityholders are entitled to withdrawal rights as described in the Offer to Purchase. Our reservation of the right to delay payment for ADSs that we have accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the ADSs tendered promptly after termination or withdrawal of the Offer.

If you hold ADSs through a broker, dealer, commercial bank, trust company or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. The Book-Entry Transfer Facility is expected to remain open until 5:00 p.m., New York City time, on the Expiration Date. It will generally not be possible to direct such an institution to submit a written notice of withdrawal once that institution has closed for the day. You should consult with such institution on the procedures that must be complied with and the time by which such procedures must be completed to ensure that the institution has ample time to submit a written notice of withdrawal on your behalf prior to 5:00 p.m., New York City time, on the Expiration Date. ADSs can be properly withdrawn only if the Depositary receives a written notice of withdrawal directly from the relevant institution that tendered the ADSs through the Book-Entry Transfer Facility.

We believe that the repurchase of ADSs pursuant to the Offer will allow us to return value to our securityholders and is a prudent use of our financial resources and that a prompt deployment of our investable cash for this purpose is in the best interests of our securityholders. The Offer provides a mechanism for completing a sizeable repurchase of ADSs more rapidly than would be possible through open market repurchases.

The modified Dutch auction tender offer set forth in the Offer to Purchase provides our securityholders with the opportunity to tender all or a portion of their ADSs and thereby receive a return of some or all of their investment in the Company, if they so elect.

The Offer also provides our securityholders with an efficient way to sell their ADSs without incurring brokerage fees or commissions associated with open market sales; however, securityholders who hold ADSs through nominees are urged to consult their nominees to determine whether transaction costs may apply.

If we complete the Offer, securityholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. These securityholders will also bear the attendant risks and rewards associated with owning the equity securities of the Company.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), your receipt of cash from the Company in exchange for the ADSs that you tender will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered ADSs will generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the ADSs purchased by the Company or as a distribution from the Company in respect of ADSs. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer to U.S. Holders. The Company urges you to consult your own tax advisor as to the particular tax consequences to you of the Offer.

Our Board of Directors has authorized us to make the Offer. However, none of the Company, the members of our Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your ADSs or as to the purchase price or purchase prices at which you may choose to tender ADSs. Neither we nor any member of our Board of Directors, the Dealer Manager, the Information Agent or the Depositary has authorized any person to make any recommendation with respect to the Offer. You must make your own decision as to whether to tender your ADSs and, if so, how many ADSs to tender and the purchase price or purchase prices at which you will tender them. We recommend that you consult your own financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the Letter of Transmittal, including our reasons for and effects of making the Offer, before taking any action with respect to the Offer.

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our Class A ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Any other future determination to pay dividends will be made at the discretion of our Board of Directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, regulatory or contractual restrictions and other factors that the Board of Directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of ADSs, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of ADSs. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

Equiniti Trust Company, LLC

The Information Agent for the Offer is:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor

New York, NY 10005

Shareholders, Banks and Brokers

Call Toll Free: (888) 644-5854

Toll: (646) 989-1649

Email: HTT@dfking.com

The Dealer Manager for the Offer is:

Deutsche Bank Securities Inc.

1 Columbus Circle
New York, New York 10019
Attention: Equity Capital Markets Syndicate Desk
(212) 250-5600

May 26, 2026